August 9, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Cecilia Blye, Chief, Office of Global Security Risk

Re:	Robbins & Myers, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2010
Filed October 26, 2010
File No. 001-13651

Dear Ms. Blye:

This letter sets forth below the detailed response of Robbins & Myers, Inc. (the “Company”) to the comment of the staff of the Commission in its letter to the Company dated July 29, 2011 with respect to the above-referenced Form 10-K of the Company (the “Filing”). In responding to the Staff’s comments, we have utilized the headings and numbering system in the Staff’s letter and set forth the Staff’s comment immediately prior to our response. This letter has been filed with the Commission as correspondence through EDGAR.

General

1.	Please update the disclosure regarding the Department of Justice and Department of Commerce investigations in future filings. In your discussion of these investigations, please identify the countries involved.

Response: The Company will update its disclosure regarding the Department of Justice and Department of Commerce investigations in future filings to reflect any material developments in the investigations. In addition, the Company will identify the countries involved in the investigations in future disclosures.

If you have any questions or additional comments, please advise the undersigned at (937) 458-6635.

ROBBINS & MYERS, INC.

By	/s/ Christopher M. Hix
	Name:	Christopher M. Hix
	Title:	Vice President and Chief Financial Officer